EXHIBIT 99.1

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

CORPORATE GOVERNANCE POLICIES

Board Structure and Operation

Size of the Board. In determining the size of the Board of CardioVascular BioTherapeutics, Inc. (“Cardio”), the Board of Directors will consider the level of work required from each director, including the requirement that certain Committees be composed entirely of independent directors, or a majority of independent directors.

Director Criteria. Independent directors (as defined below) will comprise at least a majority of the members of the Board; provided however, that, so long as more than 50% of the voting power of Cardio is held by an individual, a group or another company, such standard need not be met.

Independent Director. In order for a director to qualify as an “independent director,” the Board must affirmatively determine that the director has no material relationship with Cardio (either as a partner, stockholder or officer of an organization that has a relationship with Cardio) that would preclude that nominee from being an independent director. For the purpose of such determination, an “independent director” is a director who:

•    Has not been employed by Cardio within the last five years;

•    Has not been an employee or affiliate of any present or former internal or external auditor of Cardio within the last three years;

•    Has not received more than $60,000 in direct compensation from Cardio, other than director and committee fees, during the current fiscal year or any of the last three completed fiscal years;

•    Has not been an executive officer or employee of a company that made payments to, or received payments from, Cardio for property or services in an amount exceeding the greater of $1 million or 2 percent of such other company’s consolidated gross revenues during the current fiscal year or any of the last three completed fiscal years;

•    Has not been employed by a company of which an executive officer of Cardio has been a director within the last three years;

•    Is not affiliated with a not-for-profit entity that received contributions from Cardio exceeding the greater of $1 million or 2 percent of such charitable organization’s consolidated gross revenues during the current fiscal year or any of the last three completed fiscal years;

•    Has not had any of the relationships described above with an affiliate of Cardio; and

•    Is not a member of the immediate family of any person described above. An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares such person’s home.

Tenure. Each director will be elected for a term of one year.

Retirement. No person 80 or older will be elected a director, unless as to such person such requirement is unanimously waived by the members of the Nominating Committee and such Committee’s action is ratified and approved by a majority of the disinterested directors on the Board of Directors.

Director Compensation. Compensation for directors will promote ownership of Cardio stock to align the interests of directors and stockholders and the independence of directors.

Executive Sessions. The independent directors will hold at least two regularly scheduled executive sessions each year at which employee directors and other members of management are not present. The Lead Independent Director will preside at such executive sessions.

Board Advisors. The Committees of the Board will have standing authorization (including funding), on their own decision, to consult with members of management and to retain legal or other advisors of their choice, which advisors will report directly to the Committee that retained them.

Lead Independent Director. The Board will designate a Lead Independent Director to coordinate the activities of the independent directors and, in addition, to perform the following duties:

•    Advise the Chairman as to an appropriate schedule of Board meetings and the receipt of information from management;

•    Provide the Chairman with input on agendas for the Board and Committee meetings;

•    Recommend to the Chairman the retention of consultants who report directly to the Board;

•    Assist in assuring compliance with the corporate governance policies and recommend revisions to the policies;

•    Coordinate, develop the agenda for and moderate executive sessions of the independent directors;

•    Evaluate, along with the members of the Compensation Committee and the full Board, the CEO’s performance; and

•    Recommend to the Chairman the membership of the various Board Committees.

Membership of Committees. So long as more than 50% of the voting power of Cardio is held by an individual, a group or another company, (i) the Nominating Committee will be comprised of two directors who do not meet the definition of “independent director” and one independent director; (ii) the Corporation Governance Committee and the Compensation Committee will be comprised of at least a majority of independent directors; and (iii) the Audit Committee will be comprised entirely of independent directors. When 50% of the voting power of Cardio is no longer held by an individual, a group or another company, membership on those Committees will be comprised entirely of independent directors.

Committee Charters. The Nominating Committee, the Corporate Governance Committee, the Compensation Committee and the Audit Committee will each have a written charter that addresses the committee’s purpose, duties, responsibilities and annual performance evaluation. The committee charters will be available through the Internet at www.cvbt.com.

Board Diversity. The Board is committed to achieving a diverse and broadly inclusive membership.

Meetings. The Board will hold at least four regularly scheduled meetings each year.

Director Orientation and Education. Each new director will be provided with materials and information concerning Cardio in order to enable the director to perform the duties of a director. In addition, the Board will provide continuing education designed to enhance the performance of individual directors and the Board of Directors.

Director Responsibilities. Each director will use his or her best efforts to attend in person or by telephone all meetings of the Board and the committees to which such director is appointed. Each director is responsible for being familiar with those Governance Policies, the provisions of the Code of Business Conduct applicable to directors and the charter of each committee on which such director serves and for reviewing materials provided in advance of Board and committee meetings.

Performance Criteria. The Board will establish performance criteria for itself and, annually, will evaluate each director, committee and the overall Board. Board evaluation will include an assessment of, among other things, whether the Board and its committees are functioning effectively and have the necessary diversity of skills, backgrounds and experiences to meet Cardio’s needs. Individual director evaluations will include high standards for in-person attendance at Board and committee meetings.

Succession Planning. The Board of Directors will review on a regular basis CardioVascular BioTherapeutics, Inc.’s policies and principles for recruiting, developing and selecting the persons to succeed the CEO and other executive officers. The review will encompass the background, training, qualities and other characteristics that would be desirable in candidates to succeed the CEO and other executive officers as well as consideration of possible successors.

Communications with Directors. Interested parties may communicate with any non-management director by sending a letter to such director’s attention in care of Cardio’s Corporate Secretary, 1700 West Horizon Ridge Parkway, Suite 100, Henderson, Nevada 89012.

Other Governance Measures

Anti-takeover Measures. Cardio does not have a stockholder rights plan (poison pill), classified board or similar anti-takeover devices.

Confidential Voting. All proxies, ballots and other voting material that identify how a stockholder voted are kept confidential except to permit tabulation by an independent tabulator, to comply with law, to satisfy a stockholder’s request for disclosure, in connection with a contested proxy solicitation or if a stockholder writes a comment on a proxy card or ballot.

Code of Business Conduct. The Board of Directors has adopted a comprehensive Code of Business Conduct applicable to all directors, officers and employees that affirms Cardio’s commitment to high standards of ethical conduct. The Code of Business Conduct includes Cardio’s policies, concerning among other things, compliance with laws, rules and regulations (including insider trading laws), conflicts of interest (including corporate opportunities) and protection of corporate assets. The Audit Committee is responsible for monitoring compliance with the Code of Business Conduct. The Code of Business Conduct will be available through the Internet at www.cvbt.com.

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